GENOEMOTE LLC

FINANCIAL STATEMENT FOR THE YEAR ENDED

December 31, 2021

With Accountants Review Report

GRAFF CONSULTANTS

40 Stonehaven Drive, Unit 101

Fredericksburg, Virginia 22406

Phone: 540-737-4543 Fax: 540-737-4438

November 15, 2022

We have compiled and reviewed the accompanying financial statements of Genomote LLC which comprise the balance sheet as of December 31, 2021, and the related statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. These statements include primarily applying analytical procedures to managements financial data and making inquiries of company management. The following is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants Responsibility

Our responsibility is to prepare the statements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Graff Consultants

Carol C. Graff

GENOEMOTE

Balance Sheet

December 31, 2021

Assets

Current Assets	
Cash	
	$ 9,781
Total Assets	

Liabilities

Current Liabilities	
Loans Payable	$ 16,000
Accrued Interest Payable	$ 28
Total Current Liabilities	$ 16,028

Partners Capital

Members Contribution	$ -
Net Loss for year ended December 31,2021	$ (6,247)
Total Partners Capital	$ -
Total Liabilities and Partners Capital	$ 9,781

GENOEMOTE
Statement of Income
December 31, 2021

Revenue	$	-
Operating Expenses		
Research and Development	$	4,771
Legal Fees	$	1,500
Bank Fees	$	51
Total Operating Expenses	$	6,322
Net Operating Loss	$	(6,322)
Other income and (Expense)		
Interest Income and Other Credits	$	103
Interest Expense	$	(28)
Total Other income (Expense)	$	75
Total Loss for the Year	$	(6,247)

GENOEMOTE
Statement of Cash Flows
December 31, 2021

Net Loss	$	(6,247)
Cash Used For Operating Activities	$	(6,247)
Cash Flow From Investing Activities		
Loans Payable	$	16,000
Accrued Interest Payable	$	28
Cash Provided by Investing Activities	$	16,028
Cash At Beginning of Year	$	-
Cash At End of Year	$	9,781

GENOEMOTE

Statement of Partners Capital

For the Year Ended December 31, 2021

	Units	%	Capital Contribution	Loss for the Year	Capital Account at 12/31/2021
Alexandrea Day	740000	98.67	0	$ (6,164)	$ (6,164)
Cary Falk	10000	1.33	0	$ (83)	$ (83)
	750000	100	0	$ (6,247)	$ (6,247)

GRAFF CONSULTANTS

40 Stonehaven Drive, Unit 101

Fredericksburg, Virginia 22406

Phone: 540-737-4543 Fax: 540-737-4438

1. **Summary of Significant Accounting Policies**

The Company:
GenoEmote, LLC d/b/a Meta-Brain Labs ("Meta-Brain Labs", "The Company") was formed as a limited liability company in the State of Washington on October 27, 2021. The financial statements have been prepared to present the financial position and results of operations of Meta-Brain Labs. The financial statements only include information from inception (October 27, 2021) through December 31, 2021.

Meta-Brain Labs relentlessly innovates NeuroTech breakthroughs that help humanity realize its inherent power of self-change for better health and more fulfilling lives.

Fiscal Year:
The Company operates on a December 31st year-end.

Risks and Uncertainties:
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Revenue Recognition:
The Company's revenue recognition policy is to recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues will generally be recognized upon shipment of a sale. Unshipped orders will be recorded as deferred revenues. As of December 31, 2021, the Company has not launched its product and therefore has recorded $0 in revenue from inception of October 27, 2021, through December 31, 2021.

Advertising Expenses:
The Company will expense advertising costs as they are incurred.

Commitments and Contingencies:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Short-term Loans:

	Amount	Accrued Interest
Alexandrea Day	$6,000	$21
Cary Falk	$10,000	$7
Total	**$16,000**	**$28**

Subsequent Events:
In 2022, units have been transferred to ten (ten) individuals for services rendered.